Exhibit (a)(5)(H)
MEMORANDUM OF UNDERSTANDING
     With the exception of the Suan Investments Action (as defined below), the parties to the putative class action lawsuits described below and currently pending in the Court of Chancery of the State of Delaware and the Superior Court of Washington in and for Snohomish County (collectively, the “Actions”),1 by and through their respective attorneys, have reached an agreement in principle providing for the settlement of the Actions (the “Settlement”) on the terms and subject to the conditions set forth in this Memorandum of Understanding (“Memorandum”):
     WHEREAS, on October 19, 2010, Cardiac Science Corporation (“Cardiac Science” or the “Company”), Opto Circuits (India) Limited (“Opto”) and Jolt Acquisition Company (“Jolt”) announced that they had entered into an Agreement and Plan of Merger dated October 19, 2010 (the “Merger Agreement”). The Merger Agreement provides that, following the completion of a tender offer by Jolt for all outstanding shares of the Company’s stock at $2.30 per share (the “Tender Offer”), Jolt will be merged with and into Cardiac Science (the “Merger,” with the Tender Offer, the “Proposed Transaction”). In the Merger, each outstanding share of Cardiac Science stock will be cancelled and converted into the right to receive $2.30 per share in cash;
     WHEREAS, on October 20, 2010, Mindy Creamer filed a putative class action complaint in the Superior Court of Washington in and for Snohomish County (the “Washington Court”) on behalf of Cardiac Science Stockholders against Cardiac Science, its directors and/or officers, David L. Marver, Michael K. Matysik, Ruediger Naumann-Etienne, W. Robert Berg, Timothy Mickelson, and Ronald A. Andrews, Jr. (collectively, “Cardiac Science’s Directors”

[1]	As defined herein, the term “Actions” specifically excludes the Suan Investments Action (as defined below).

and with Cardiac Science, the “Cardiac Science Defendants”), and Opto and Jolt, alleging that Cardiac Science’s Directors breached their fiduciary duties in connection with the Proposed Transaction and that Cardiac Science, Opto and Jolt aided and abetted those breaches of fiduciary duty (the “Creamer Action”). The Creamer Action seeks injunctive and other relief;
     WHEREAS, on October 22, 2010, Robert Gluck filed a putative class action complaint in the Superior Court of Washington in and for Snohomish County on behalf of Cardiac Science Stockholders against Cardiac Science, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, David L. Marver, Timothy Mickelson, Opto and Jolt, alleging that Cardiac Science’s Directors breached their fiduciary duties in connection with the Proposed Transaction and that Opto and Jolt aided and abetted those breaches of fiduciary duty (the “Gluck Action”). The Gluck Action seeks injunctive and other relief;
     WHEREAS, on October 22, 2010, Lionel Patenaude filed a putative class action complaint in the Delaware Court of Chancery (the “Delaware Court”) on behalf of Cardiac Science Stockholders against Cardiac Science, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, David L. Marver, Timothy Mickelson, Opto and Jolt, alleging that Cardiac Science’s Directors breached their fiduciary duties in connection with the Proposed Transaction and that Opto and Jolt aided and abetted those breaches of fiduciary duty (the “Patenaude Action”). The Patenaude Action seeks injunctive and other relief;
     WHEREAS, on October 26, 2010, Mark Rapport filed a putative class action complaint in the Superior Court of Washington in and for Snohomish County on behalf of Cardiac Science Stockholders against Cardiac Science, David L. Marver, Ruediger Naumann-Etienne, W. Robert Berg, Timothy Mickelson and Ronald Andrews, alleging that Cardiac Science’s Directors breached their fiduciary duties in connection with the Proposed Transaction

(the “Rapport Action”) and that Cardiac Science aided and abetted those breaches of fiduciary duty. The Rapport Action seeks injunctive and other relief;
     WHEREAS, on October 27, 2010, Stephen Bagge filed a putative class action complaint in the Superior Court of Washington in and for Snohomish County on behalf of Cardiac Science Stockholders against Cardiac Science, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, David L. Marver, Timothy Mickelson, Christopher J. Davis, Opto and Jolt, alleging that Cardiac Science’s Directors breached their fiduciary duties in connection with the Proposed Transaction and that Cardiac Science, Opto and Jolt aided and abetted those breaches of fiduciary duty (the “Gluck Action”). The Gluck Action seeks injunctive and other relief;
     WHEREAS, on November 1, 2010, Opto commenced the Tender Offer and filed a Schedule TO (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”). The Tender Offer is scheduled to expire on November 30, 2010;
     WHEREAS, on November 1, 2010, Cardiac Science filed with the SEC a Schedule 14D-9 (the “14D-9”) containing information about the Proposed Transaction and recommending that Cardiac Science’s stockholders accept the Tender Offer, tender their shares to Jolt pursuant to the Tender Offer and, if required by law, approve the Merger Agreement and Merger;
     WHEREAS, on November 3, 2010, Plaintiffs in the Creamer, Gluck, Rapport and Bagge Actions (collectively, the “Washington Actions”) filed Plaintiffs’ Unopposed Motion for: (1) Consolidation of Related Cases and Appointment of Counsel for the Proposed Class and (2) Approval of Plaintiffs’ Proposed Leadership Structure in the Superior Court of Washington in and for Snohomish County (the “Motion to Consolidate”). On November 4, 2010, the

Superior Court of Washington granted the Motion to Consolidate and ordered that the Washington Actions would be consolidated and that Kaplan Fox & Kilsheimer LLP would be appointed lead counsel for the Washington Actions;
     WHEREAS, on November 5, 2010, the Plaintiffs in the Washington Actions filed in the Superior Court of Washington a Motion for Limited Expedited Discovery, and noted their motion for consideration on November 16, 2010;
     WHEREAS, on November 5, 2010, Mr. Patenaude served a Subpoena Ad Testificandum and Duces Tecum on Piper Jaffray & Co., financial advisor to the Company in connection with the Proposed Transaction;
     WHEREAS, on November 7, 2010, Mr. Patenaude filed a Verified Amended Class Action Complaint in the Patenaude Action (the “Amended Complaint”). In addition to Mr. Patenaude’s original breach of fiduciary duty and aiding and abetting claims, the Amended Complaint also includes claims that the 14D-9 contains certain material omissions or misstatements. With the Amended Complaint, Mr. Patenaude also filed a Motion for Expedited Proceedings, seeking expedited discovery and a hearing on his Motion for Preliminary Injunction;
     WHEREAS, on November 7, 2010, Mr. Patenaude served his First Request for the Production of Documents and Things to All Defendants (the “Document Requests”);
     WHEREAS, Defendants determined not to oppose Mr. Patenaude’s Motion for Expedited Proceedings and on November 8, 2010, the Court of Chancery scheduled a hearing on Mr. Patenaude’s Motion for Preliminary Injunction for November 22, 2010. The parties to the Patenaude Action subsequently began negotiations concerning a proposed form of Scheduling Order governing expedited proceedings in that action;

     WHEREAS, on November 9, 2010, the Cardiac Science Defendants filed in the Superior Court of Washington a Motion to Dismiss or, in the Alternative, Stay Litigation, and noted their motion for consideration on November 17, 2010;
     WHEREAS, on November 10, 2010, Suan Investments, Inc. filed a putative class action complaint in the Delaware Court of Chancery on behalf of Cardiac Science Stockholders against Cardiac Science, Ruediger Naumann-Etienne, David L. Marver, W. Robert Berg, Timothy Mickelson, Ronald Andrews, Opto and Jolt, alleging that Cardiac Science’s Directors breached their fiduciary duties in connection with the Proposed Transaction and that Opto and Jolt aided and abetted those breaches of fiduciary duty (the “Suan Investments Action”). The Suan Investments complaint also includes claims that the 14D-9 contains certain material omissions or misstatements. The Suan Investments Action seeks injunctive and other relief;
     WHEREAS, on November 10, 2010, Daniel Kuhni filed a putative class action complaint in the Delaware Court of Chancery on behalf of Cardiac Science Stockholders against Cardiac Science, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, David L. Marver, Timothy Mickelson, Opto and Jolt, alleging that Cardiac Science’s Directors breached their fiduciary duties in connection with the Proposed Transaction and that Opto and Jolt aided and abetted those breaches of fiduciary duty (the “Kuhni Action”). The Kuhni complaint also includes claims that the 14D-9 contains certain material omissions or misstatements. The Kuhni Action seeks injunctive and other relief;
     WHEREAS, on November 10, 2010, defendants in the Patenaude Action began producing documents in response to the Document Requests served in the Patenaude Action;

     WHEREAS, on November 11, 2010, the Parties to the Washington Actions reached an agreement that the Washington Actions should be stayed in favor of litigation and expedited discovery in the Delaware Actions, and that in coordination with counsel in the Delaware Actions, Plaintiffs in the Washington Actions would be entitled to participate in the expedited discovery in the Delaware Actions, provided that they executed a confidentiality agreement in a form satisfactory to the Defendants;
     WHEREAS, in reliance on the agreement reached on November 11, 2010, on November 12, 2010, Counsel for Plaintiffs in the Washington Actions struck their Motion for Limited Expedited Discovery and Counsel for the Cardiac Science Defendants in the Washington Actions struck their Motion to Dismiss or, in the Alternative, Stay Litigation; and
     WHEREAS, on November 15, 2010, the Parties in the Washington Actions submitted to the Superior Court of Washington, and the Court entered, a Stipulation and Agreed Order Staying Action;
     WHEREAS, on November 15, 2010, counsel for Plaintiffs (“Plaintiffs’ Counsel”)2 took the deposition of Dave Marver, the President, Chief Executive Officer, and a director of Cardiac Science;
     WHEREAS, on November 16, 2010, Plaintiffs’ Counsel took the deposition of Aamer Nasser, principal at Piper Jaffray & Co. (“Piper Jaffray”), financial advisor to the Cardiac Science Board of Directors;
     WHEREAS, counsel for Defendants and counsel for Plaintiffs (together with their respective clients, the “Parties”) have engaged in extensive arms’-length negotiations concerning a possible settlement of the Actions;

[2]	As defined herein, the term “Plaintiffs’ Counsel” refers solely to the counsel for plaintiffs that are signatories to the MOU identified below.

     WHEREAS, on November 18, 2010, the Parties reached an agreement in principle to settle the Actions on the basis that Cardiac Science would make certain additional or amended disclosures to the 14D-9 to be filed with the SEC and mailed to shareholders (the “Settlement”);
     WHEREAS, subject to confirmatory documentary discovery as provided for below and after consultation with their financial consultant, Plaintiffs’ Counsel have determined that a settlement of the Actions on the terms reflected in this Memorandum is fair, reasonable, adequate, and in the best interests of Cardiac Science’s stockholders;
     WHEREAS, the Defendants, to avoid the costs, disruption, and distraction of further litigation, and without admitting the validity of any allegations made in the Actions, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in this Memorandum;
     WHEREAS, Cardiac Science’s Directors maintain that they have committed no disclosure violations or any other breach of duty whatsoever in connection with the Proposed Transaction or the 14D-9, and Cardiac Science, Opto and Jolt maintain that they did not aid and abet any alleged breaches of fiduciary duty by Cardiac Science’s Directors;
     WHEREAS, Plaintiffs’ entry into this Memorandum is not an admission as to the lack of any merit of any of the claims asserted in the Actions;
     NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for the Parties, the Parties have agreed as follows:
     1. Cardiac Science will include certain additional disclosures in a Supplement to the 14D-9 (the “Disclosure Supplement”), as recommended by Plaintiffs in connection with their prosecution of the Actions (as reflected in Exhibit A hereto) (the

“Additional Disclosures”). Neither Plaintiffs nor Plaintiffs’ Counsel will seek additional disclosures as a condition of this Settlement beyond those set forth in the Additional Disclosures. Plaintiffs’ Counsel reviewed and approved the Disclosure Supplement and the Additional Disclosures before the Disclosure Supplement was filed with the SEC. The Disclosure Supplement shall be filed with the SEC on Schedule 14D-9/A no later than the 6:00 p.m. (New York Time) on November 19, 2010.
     2. Defendants acknowledge that the prosecution of the Actions and the efforts of Plaintiffs’ Counsel caused the filing of the Disclosure Supplement and the Additional Disclosures set forth in Exhibit A.
     3. Defendants will provide to Plaintiffs’ Counsel such reasonable discovery, including documents and/or depositions as is necessary for Plaintiffs’ Counsel to confirm the fairness and adequacy of the Settlement and the Additional Disclosures (the “Settlement-Related Proceedings”). The Settlement is contingent upon Plaintiffs’ Counsel’s satisfactory completion of confirmatory discovery, if any.
     4. The Parties shall negotiate in good faith and execute an appropriate Stipulation of Settlement (the “Stipulation”) and will present the Stipulation and such other documentation as may be required to obtain court approval of the Settlement to the Delaware Court of Chancery as soon as practicable following execution of the Stipulation, and the Parties will use their best efforts to obtain Final Court Approval of the Settlement and the dismissal of the Actions with prejudice as to all claims asserted or which could have been asserted against Defendants in the Actions and without cost to any party (other than as expressly provided herein). As used herein, “Final Court Approval” of the Settlement means that the Delaware Court of Chancery has entered an order approving the Settlement and that such order is finally affirmed on appeal or is no longer subject to appeal, review following a writ petition, or any other form of judicial relief.
     5. Pending the negotiation, execution, and Court Approval of the Stipulation, all proceedings in the Actions, except for Settlement-Related Proceedings, shall be stayed. The Stipulation shall provide that all proceedings in the Actions, except for Settlement-Related Proceedings, shall be stayed until the Settlement-Related Proceedings are concluded.
     6. The Stipulation shall include, among other things, the following provisions:
          a. the conditional certification of the Actions as a class action pursuant to Court of Chancery Rules 23(a), 23(b)(1) and 23(b)(2) on behalf of a class consisting of all record and beneficial holders of common stock of Cardiac Science for the period from and including October 19, 2010 through and including the effective date of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them (the “Class”), and that such stockholders shall not have the right to opt-out of the Class. Excluded from the Class are Defendants, members of the immediate family of any Defendant, any entity in which a Defendant has or had a controlling interest, officers of Cardiac Science and the legal representatives, heirs, successors or assigns of any such excluded person;
          b. the complete discharge, dismissal with prejudice, settlement and release of all claims, demands, rights, actions or causes of action, liabilities, damages, losses, obligations, judgments, suits, fees, expenses, costs, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, matured or unmatured, that have been, could have been, or in the future can or might be asserted in the Actions or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state statutory or common law relating to alleged fraud, breach of duty of care, breach of duty of loyalty, misrepresentation or omission, negligence or gross negligence, “quasi appraisal,” breach of contract, breach of trust, corporate waste, ultra vires acts, unjust enrichment, improper personal benefit, aiding and abetting, violations of the federal or state securities laws, or otherwise) by or on behalf of any member of the Class, whether individual, class, derivative, representative, legal, equitable or any other type or capacity, and whether relating to the purchase, sale, or other acquisition, disposition or holding of Cardiac Science common stock (collectively, the “Releasing Persons”), against Defendants and/or their respective families, parent entities, affiliates or subsidiaries, and each and all of their respective past, present or future officers, directors, stockholders, agents, representatives, employees, attorneys, financial or investment advisors, other advisors, consultants, accountants, investment bankers, commercial bankers, trustees, insurers, co-insurers and reinsurers, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, heirs, executors, personal or legal representatives, estates, administrators, predecessors, successors and assigns (collectively, the “Released Persons”), whether or not any such Released Persons were named, served with process or appeared in the Actions, which have arisen, could have arisen, arise now or hereafter arise out of, or relate in any manner to the allegations, facts, events, acquisitions, matters, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved or set forth in, or referred to or otherwise related in any way to: (i) the Proposed Transaction, including any amendment thereto; (ii) the adequacy of the consideration to be paid to Cardiac Science Stockholders in connection with the Proposed Transaction; (iii) the fiduciary obligations of any of the Defendants or Released Persons in connection with the Proposed Transaction, including any amendment thereto; (iv) the negotiations in connection with the Proposed Transaction, including any amendment thereto and any alleged deal protection devices in the Merger Agreement; or (v) the disclosures or disclosure obligations of any of the Defendants or Released Persons in connection with the Proposed Transaction; (vi) the alleged aiding and abetting of any breach of fiduciary duty in connection with the Proposed Transaction; (vii) any alleged improper personal benefit, conflict of interest, improper payments of any remuneration or employment benefits to any individual made in connection with the Proposed Transaction; and (viii) the allegations in the Actions (collectively, the “Settled Claims”); provided, however, that the Settled Claims shall not include: (a) the right of any members of the Class to seek appraisal rights pursuant to Section 262 of the Delaware General Corporation Law; or (b) the right of any party to enforce in the Court the terms of the Stipulation or this Memorandum;
          c. that Defendants and the Released Persons release Plaintiffs, members of the Class and their counsel, from all claims arising out of the instituting, prosecution, settlement or resolution of the Actions, provided, however, that the Defendants and Released Persons shall retain the right to enforce in the Court of Chancery the terms of the Stipulation or this Memorandum, and to oppose or defend any appraisal rights of any class member;
          d. that Defendants have denied and continue to deny they have committed or attempted to commit any violations of law or breached any duty owed to Cardiac Science and/or its stockholders;

          e. that the Settlement is subject to the successful completion of the Proposed Transaction, including any amendment thereto;
          f. that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in the Actions or any other future proceedings;
          g. that in the event the Settlement does not become final for any reason, Plaintiffs reserve the right to prosecute the Actions as if the Settlement and all related discussions had not taken place; and
          h. that subject to the Order of the Court, pending final determination of whether the Settlement should be approved, Plaintiffs and all members of the Class are barred and enjoined from commencing, prosecuting, instigating or in any way participating in or promoting the commencement or prosecution of any action asserting any Settled Claims, either directly, representatively, derivatively or in any other capacity, against any Released Person.
     7. This Memorandum shall be null and void and of no force and effect, unless otherwise agreed to by the Parties pursuant to the terms hereof, if: (a) the Parties are unable to agree after negotiating in good faith to a Stipulation; (b) the Settlement does not obtain Final Court Approval; provided, however, that any decision by the Court to approve an award of attorneys’ fees and expenses less than the amount of attorneys’ fees and expenses sought by Plaintiffs’ Counsel shall not void the Stipulation or the Settlement; (c) the Proposed Transaction, including any amendment thereto, is not concluded for any reason; or (d) Plaintiffs do not satisfactorily complete confirmatory discovery, if any. In the event any Party withdraws from the Settlement, this Memorandum shall not be deemed to prejudice in any way the respective positions or rights of the Parties with respect to the Actions, and neither the existence of this

Memorandum, nor its contents, nor the negotiations leading to it, shall be admissible in evidence or shall be referred to for any purpose in the Actions or in any other litigation or proceeding.
     8. The Stipulation shall provide a statement that: (a) the release contemplated by the Stipulation shall extend to claims that the parties granting the release (the “Releasing Parties”) do not know or suspect to exist at the time of the release, which if known, might have affected the Releasing Parties’ decision to enter into the release; (b) the Releasing Parties shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which states that:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.
and (c) the Releasing Parties shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code Section 1542.
     9. If, prior to Final Court Approval of the proposed Settlement, any action is filed in any court asserting claims that are related to the subject matter of the Actions, the Parties agree to take all necessary action to prevent, stay, or seek dismissal of such action, and to oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this Memorandum which challenges the Settlement, the Proposed Transaction, or otherwise involves a Settled Claim.
     10. This Memorandum will be executed by counsel for the Parties, each of whom represents and warrants that they have the authority from their client(s) to enter into this Memorandum and bind their clients thereto, that Plaintiffs are the only holders and owners of their claims and causes of action asserted in the Actions, and that none of Plaintiffs’ claims or causes of action referred to in any complaint in the Actions or this Memorandum have been assigned, encumbered or in any manner transferred in whole or in part.
     11. Following the execution of the Memorandum, the Parties will negotiate in good faith regarding an agreed to fee in the Actions. Notwithstanding the above, Plaintiffs and Plaintiffs’ Counsel intend to seek an award of fees and expenses in connection with the Actions. Defendants reserve the right to oppose the amount of such petition(s). If the Parties are unable to reach agreement regarding a reasonable award of fees and reimbursement of reasonable expenses, the Parties intend to, and do, preserve all arguments in connection with any petition for attorneys’ fees and expenses by Plaintiffs’ Counsel to the extent that such arguments do not directly contradict the facts set forth herein.
     12. Subject to the terms and conditions of this Memorandum and the terms and conditions of the Settlement contemplated hereby, the Company or its successors in interest shall pay, on behalf of and for the benefit of all of the Defendants, such fees and expenses as may be awarded to Plaintiffs’ Counsel, which shall be payable within ten days after entry of a final order and judgment, in accordance with the terms of the Settlement, subject to the joint and several obligation of all Plaintiffs’ Counsel to make refunds or repayments to Defendants if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, the final order is reversed or modified.
     13. Plaintiffs and Plaintiffs’ Counsel will not seek attorneys’ fees and expenses other than as provided for in this Memorandum. Final resolution of Plaintiffs’ Counsel’s application(s) for an award of fees and expenses shall not be a precondition to the

Settlement or the dismissal of the Actions in accordance with the Settlement, and any such application(s) may be considered separately from the proposed Settlement.
     14. This Memorandum, the Stipulation and the Settlement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to Delaware’s principles governing choice of law. The Parties agree that any dispute arising out of or relating in any way to this Memorandum, the Stipulation or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Court of Chancery.
     15. This Memorandum may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this Memorandum.
     16. The provisions contained in this Memorandum shall not be deemed a presumption, concession or admission by any Defendant of any fault, liability or wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Actions, or any other action or proceeding that has been, will be, or could be brought, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Actions, or in any other action or proceeding, whether civil, criminal or administrative, for any purpose with the exception of any application(s) for an award of fees and expenses made on behalf of Plaintiffs and Plaintiffs’ Counsel solely for the purpose of making such application, or for an award of fees and expenses other than as provided for expressly herein.
     17. This Memorandum shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and assigns.
     18. Notice of the proposed Settlement to the class shall be provided by Cardiac Science (or any successor entity) at its expense.

     19. This Memorandum may be executed in any number of actual or telecopied counterparts and by each of the different Parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached and will constitute one and the same instrument.
     20. Within 5 days of the execution of this MOU, Plaintiffs’ Counsel shall provide a copy of the MOU to the Delaware Court of Chancery.
     IN WITNESS WHEREOF, the Parties have executed this Memorandum effective as of the date set forth below.

RIGRODSKY & LONG, P.A.

/s/ Brian D. Long
OF COUNSEL:	Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Juan E. Monteverde	Gina M. Serra (#5387)
FARUQI & FARUQI, LLP	919 N. Market Street, Suite 980
369 Lexington Avenue, Tenth Floor	Wilmington, DE 19801
New York, NY 10017	(302) 295-5310
(212) 983-9330
Attorneys for Plaintiffs Lionel Patenaude and Daniel Kuhni
Katharine M. Ryan
Richard A. Maniskas
RYAN & MANISKAS, LLP
995 Old Eagle School Rd., Suite 311
(484) 588-5516

KAPLAN FOX & KILSHEIMER
/s/ Jeffrey P. Campisi

OF COUNSEL:

Evan J. Smith
Marc L. Ackerman
BRODSKY & SMITH, LLC
Two Bala Cynwyd, PA 19004
(610) 667-6200

Lynn Lincoln Sarko
Juli E. Farris
Elizabeth A. Leland
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
(206) 623-1900

Brian J. Robbins
Stephen J. Oddo
ROBBINS UMEDA LLP
600 B Street, Suite 1900
San Diego, CA 92101
(619) 525-3990

Joseph Levi
LEVI & KORSINKSY, LLP
30 Broad Street, 15th Floor
New York, NY 10004
(212) 363-7500
Robert N. Kaplan Jeffrey P. Campisi 850 Third Avenue, 14th Floor New York, NY 10022 (212) 687-1980 Lead Counsel for Plaintiffs in the Washington Actions

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

/s/ Kevin M. Coen
Ronald L. Berenstain PERKINS COIE LLP 1201 Third Avenue Suite 4800 Seattle, WA 98101 (206) 359-8000	William M. Lafferty (#2755)
Kevin M. Coen (#4775)
1201 North Market Street
Wilmington, Delaware 19801
(302) 658-9200

Attorneys for Defendants Cardiac Science and Cardiac Science’s Directors and Officers

DUANE MORRIS LLP

/s/ Matthew Neiderman
OF COUNSEL: Michael Schaalman QUARLES & BRADY LLP 411 East Wisconsin Avenue Milwaukee, WI 53202 (414) 277-5325	Matthew Neiderman (#4108) 1100 North Market Street, Suite 1200 Wilmington, DE 19801 (302) 657-4920 Attorneys for Defendants Opto Circuits (India) Limited and Jolt Acquisition Company
November 18, 2010